SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 10, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated December 10, 2007: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Deutsche Bank AG in Nokia Corporation exceeded 5%

PRESS RELEASE	1 (1)

December 10, 2007

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of Deutsche Bank AG in Nokia Corporation exceeded 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings (shares and related financial instruments) of Deutsche Bank AG have exceeded 5 % of the share capital of Nokia on December 6, 2007.

Deutsche Bank AG is a financial institution domiciled in Frankfurt, Germany. On December 6, 2007, the holdings of Deutsche Bank and its controlled undertakings, acting as fund managers on behalf of a number of clients, in Nokia comprising both shares and related financial instruments amounted to a total of 198,071,536 Nokia shares, corresponding to approximately 5.03 % of the share capital of Nokia.

The previous notification regarding the holdings of Deutsche Bank in Nokia was made on November 20, 2007.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Nokia House

Keilalahdentie 4

FIN-02150 ESPOO

Finland

December 10, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Nokia Corporation

   Report on Form 6-K

Ladies and Gentlemen:

On behalf of Nokia Corporation, please find enclosed a copy of a Report on Form 6-K dated December 10, 2007, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) the undersigned in Finland, at +358 7180 08000.

Very truly yours,

Inka Törmä

cc:          The New York Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel